BP P.L.C.

1 St. James’s Square

London SW1Y 4PD, United Kingdom

(011) 44-20-7496-4000

March 2, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Liz Packebusch

Office of Energy & Transportation

Re:

Request for Acceleration of Effectiveness of BP p.l.c.’s Registration Statement on Form F-4 (File No. 333-262425) initially filed on January 31, 2022, as amended by Amendment No. 1 thereto filed on February 28, 2022.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BP p.l.c. hereby requests that the effectiveness of the Registration Statement on Form F-4 (File No. 333-262425) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on March 4, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please call Joshua Davidson or Jamie Yarbrough of Baker Botts L.L.P. at (713) 229-1527 or (713) 229-1411, respectively, if you have any questions regarding this request, and please notify either of them when this request for acceleration has been granted.

[Signature on following page]

Very truly yours,

BP P.L.C.

By:	/s/ Ben J. S. Mathews
Ben J. S. Mathews
Company Secretary

cc:	Joshua Davidson, Baker Botts L.L.P.

Jamie Yarbrough, Baker Botts L.L.P.

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